May 11, 2017

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549‑4720

Re:	Safety Insurance Group, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File Number: 000‑50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to comments from the staff (the “Staff) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2017 concerning the Company’s  Form 10‑K for the fiscal year ended December 31, 2016.  We have used the information from our December 31, 2016 Annual Report on Form 10‑K for illustrative purposes in our responses below.

For your convenience, we have included the Staff’s  comments in bold text in this letter and have included our response immediately after each comment. Page references refer to pages in the Company’s  Form 10‑K for the Fiscal Year Ended December 31, 2016.

Notes to Consolidated Financial Statements

Note 10 - Loss and Loss Adjustment Expense Reserves, page 83

1.

You disclose that private passenger and commercial automobile insurance covers physical damage to an insured’s vehicle as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2007 – 2016. Provide us the information that would be provided in the separate tables for liability and physical damage for both private passenger and commercial automobile insurance, if available.

Our private passenger automobile and commercial automobile insurance products provide coverage for bodily injury and property damage to others, no-fault personal injury coverage, and physical damage coverage for an insured’s own vehicle for collision or other perils.  These coverages are typically sold together as one private passenger automobile insurance policy or one commercial automobile insurance policy depending on whether the vehicle is used for business purposes. In addition, when tracking the business, management does not view separately liability and physical damage coverage, but instead views the business by product line of business as disclosed on pages 3‑4 of our Form 10‑K for the Fiscal Year Ended December 31, 2016.

Furthermore, Accounting Standards Codification (“ASC”) 944‑40‑55‑9B indicates that “When selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity’s liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)
b.	Information regularly viewed by the chief operating decision maker for evaluating performance
c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.”

On pages 50‑58 of our Form 10‑K for the Fiscal Year Ended December 31, 2016, we discuss our loss and loss adjustment expense reserves by line of business, consistent with how management views the business.  This includes disclosures of private passenger automobile and commercial automobile loss and loss adjustment expense reserves which are not disaggregated into liability and physical damage components.

Additionally, ASC 944‑40‑50‑4H requires an insurance entity to aggregate or disaggregate certain disclosures so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics to allow users to understand the amount, timing, and uncertainty of cash flows arising from contracts issued by insurance entities. Consequently, the extent to which an insurance entity’s information is aggregated or disaggregated for the purposes of those disclosures depends on the facts and circumstances that pertain to the characteristics of the liability for unpaid claims and claim adjustment expenses. Our reserves for private passenger automobile and commercial automobile physical damage are relatively immaterial to the overall reserve balances as included below. Management’s view considers that there is no additional significant information to be obtained from further disaggregation.

The information for liability and physical damage for both private passenger and commercial automobile insurance are presented separately in the tables below and dollar amounts are presented in thousands.

Private Passenger Automobile Liability
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 192,297	$ 189,452	$ 185,017	$ 178,420	$ 175,316	$ 173,580	$ 171,743	$ 170,516	$ 169,932	$ 169,750	$ 452	61,272
2008		184,923	178,522	171,359	165,751	162,494	158,899	157,015	156,782	155,432	546	55,948
2009			174,243	172,667	168,900	167,078	163,593	160,844	159,674	159,021	608	55,015
2010				169,426	172,558	171,978	170,089	166,195	164,723	163,206	1,595	54,932
2011					176,727	176,906	176,906	175,209	172,957	171,852	1,329	56,121
2012						175,262	175,189	174,856	170,379	167,831	1,442	53,265
2013							183,367	183,517	183,264	181,492	422	54,230
2014								187,305	187,104	186,798	(7,714)	52,705
2015									190,036	190,236	(9,292)	52,662
2016										192,912	(2,944)	45,886
									Total	$ 1,738,530

Private Passenger Automobile Liability
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 74,324	$ 128,993	$ 148,476	$ 158,798	$ 164,336	$ 167,110	$ 168,335	$ 168,614	$ 168,660	$ 169,101
2008		72,994	118,287	136,555	144,488	150,932	153,603	154,645	154,788	154,817
2009			73,808	121,962	139,517	148,807	153,756	156,808	157,440	157,697
2010				73,721	126,734	142,688	153,408	157,887	160,192	160,859
2011					76,467	130,018	146,532	158,904	164,413	167,251
2012						74,306	126,553	144,157	152,991	157,443
2013							79,049	135,031	152,472	163,694
2014								79,151	136,434	156,693
2015									76,934	138,255
2016										78,862
									Total	$ 1,504,672
					All outstanding liabilities before 2007, net of reinsurance					755
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ 234,613

Private Passenger Automobile Physical Damage
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 102,192	$ 100,252	$ 99,706	$ 100,213	$ 100,009	$ 100,057	$ 100,044	$ 100,029	$ 100,046	$ 100,035	$ -	131,463
2008		101,471	99,626	99,960	99,883	99,822	99,806	99,791	99,792	99,816	-	130,706
2009			96,219	93,993	93,156	93,058	93,060	93,021	93,036	93,014	-	127,434
2010				101,456	98,463	96,642	96,485	96,385	96,366	96,325	-	128,200
2011					118,131	117,951	115,028	113,821	113,765	113,674	-	140,508
2012						108,376	107,912	104,282	103,679	102,575	(1)	123,638
2013							114,389	114,239	113,034	112,197	(5)	131,699
2014								123,421	123,622	122,410	(277)	134,980
2015									140,219	136,661	(155)	144,118
2016										129,528	(17,531)	123,170
									Total	$ 1,106,235

Private Passenger Automobile Physical Damage
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 98,559	$ 100,774	$ 100,250	$ 100,170	$ 100,135	$ 100,105	$ 100,083	$ 100,070	$ 100,041	$ 100,034
2008		98,451	100,648	99,976	99,939	99,853	99,807	99,791	99,770	99,768
2009			96,496	94,258	93,187	93,116	93,049	93,024	93,026	93,012
2010				101,635	98,445	96,587	96,444	96,369	96,335	96,325
2011					126,196	117,152	114,451	113,809	113,719	113,673
2012						111,928	107,017	104,311	103,664	103,573
2013							120,843	115,904	112,894	112,162
2014								130,732	126,414	122,668
2015									143,532	136,760
2016										133,530
									Total	$ 1,111,505
					All outstanding liabilities before 2007, net of reinsurance					-
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ (5,270)

Commercial Automobile Liability
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 26,604	$ 25,845	$ 26,001	$ 25,329	$ 24,725	$ 24,764	$ 24,057	$ 24,056	$ 24,058	$ 23,958	$ 51	6,031
2008		27,399	26,868	25,526	24,827	25,133	24,729	24,535	24,057	23,852	6	5,367
2009			23,292	22,757	22,416	21,968	21,938	21,720	21,564	21,461	413	4,755
2010				20,150	19,922	19,493	19,576	19,763	19,285	19,034	9	4,530
2011					23,658	24,298	24,160	24,187	23,649	22,933	143	4,958
2012						23,704	24,447	24,662	24,723	24,572	621	4,566
2013							29,175	29,541	28,377	26,864	1,597	5,779
2014								34,117	34,105	34,376	1,747	6,078
2015									35,371	36,150	(795)	7,162
2016										37,954	5,206	5,465
									Total	$ 271,154

Commercial Automobile Liability
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 6,950	$ 14,123	$ 17,588	$ 21,040	$ 22,278	$ 23,347	$ 23,555	$ 23,634	$ 23,659	$ 23,863
2008		7,106	13,711	17,216	20,085	22,344	23,416	23,762	23,732	23,764
2009			6,811	12,705	15,196	17,237	19,004	20,589	20,988	21,026
2010				6,466	11,520	13,816	15,821	17,351	17,892	18,113
2011					7,306	14,263	17,807	19,783	20,941	21,913
2012						6,503	12,474	15,617	17,804	18,876
2013							8,502	17,079	19,625	21,129
2014								9,426	17,853	21,968
2015									11,181	21,700
2016										9,991
									Total	$ 202,343
					All outstanding liabilities before 2007, net of reinsurance					401
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ 69,212

Commercial Automobile Physical Damage
Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance											As of December 31, 2016
		For the Years Ended December 31,									Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 11,821	$ 11,806	$ 11,552	$ 11,424	$ 11,525	$ 11,525	$ 11,521	$ 11,516	$ 11,510	$ 11,509	$ (28)	12,982
2008		10,990	11,441	11,491	11,684	11,721	11,675	11,677	11,667	11,634	(53)	12,420
2009			10,786	9,987	9,904	9,981	9,913	9,935	9,981	9,981	(51)	11,593
2010				10,048	9,963	9,893	9,892	10,077	9,955	9,916	(111)	10,555
2011					11,511	11,151	11,031	10,960	10,952	10,910	(142)	11,488
2012						10,382	10,382	10,331	10,249	11,250	13	9,912
2013							13,666	13,567	13,298	13,180	106	12,297
2014								17,426	16,925	15,455	30	13,543
2015									20,223	19,047	118	15,444
2016										20,216	1,638	12,808
									Total	$ 133,098

Commercial Automobile Physical Damage
Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

		For the Years Ended December 31,
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(Unaudited)
2007	$ 10,704	$ 11,753	$ 11,577	$ 11,558	$ 11,550	$ 11,540	$ 11,536	$ 11,536	$ 11,538	$ 11,538
2008		10,604	11,807	11,733	11,737	11,756	11,735	11,733	11,732	11,734
2009			9,707	10,253	10,079	10,004	10,034	10,035	10,034	10,034
2010				9,398	10,219	10,053	10,039	10,028	10,025	10,027
2011					11,006	11,119	11,092	11,060	11,055	11,053
2012						9,707	10,553	10,270	10,242	10,239
2013							12,665	13,378	13,114	13,074
2014								15,377	15,862	15,424
2015									17,787	18,910
2016										17,228
									Total	$ 129,261
					All outstanding liabilities before 2007, net of reinsurance					-
			Liabilities for claims and claim adjustment expenses, net of reinsurance							$ 3,837

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

At your convenience, I am available to discuss any of these comments.  Please feel free to contact me at (877) 951‑6412 at your earliest convenience.

Sincerely,
/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary